Exhibit 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

March 29, 2017

ITEM 3.	NEWS RELEASE

Issued March 29, 2017 and distributed through the facilities of Canada Newswire (Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that it has entered into two agreements with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation (the "Underwriters") whereby the Underwriters have agreed to purchase, on a bought deal basis, one million common shares of the Issuer (the "Common Shares" comprising the "Common Share Offering") and, in a separate concurrent offering, one million flow-through common shares of the Issuer (the "Flow-Through Shares" comprising the “Flow-Through Share Offering”) for aggregate gross proceeds of $34,300,000.

The Issuer announced that the Underwriters have agreed to purchase, on a bought deal basis, one million Common Shares at a price of $14.30 per Common Share for gross proceeds of $14,300,000. In addition, the Issuer announced that it will grant the Underwriters an option to purchase from the Issuer up to an additional 100,000 Common Shares at the same price as is applicable to the Common Share Offering. The option is exercisable at any time for a period of 30 days after and including the closing date of the Common Share Offering.

The Issuer also announced today that the Underwriters have agreed to purchase, on a bought deal private placement basis, one million Flow-Through Shares at a price of $20.00 per Flow-Through Share (a 27.7% premium to today's closing price on the Toronto Stock Exchange), for gross proceeds of $20,000,000. In addition, the Issuer announced that it will grant the Underwriters an option to purchase from the Issuer up to an additional 100,000 Flow-Through Shares at the same price as is applicable to the Flow-Through Share Offering. The option is exercisable up to one week prior to closing date of the Flow-Through Share Offering.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Rudi Fronk, Chief Executive Officer
	Telephone:	(416) 367-9292

ITEM 9.	DATE OF REPORT

March 31, 2017

NOT FOR DISSEMINATION IN THE UNITED STATES

News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	March 29, 2017

Seabridge Gold Announces $14.3 Million Bought Deal Offering of Common Shares and a Concurrent $20.0 Million Bought Deal Offering of Flow-Through Shares

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that it has entered into two agreements with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation (the “Underwriters”) whereby the Underwriters have agreed to purchase, on a bought deal basis, one million common shares of the Company (the “Common Shares" comprising the “Common Share Offering”) and, in a separate concurrent offering, one million flow-through common shares of the Company (the “Flow-Through Shares” comprising the “Flow-Through Share Offering”) for aggregate gross proceeds of $34,300,000. Both Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation are acting as joint-bookrunners for both equity offerings. All monetary references are in Canadian dollars.

The Underwriters have agreed to purchase, on a bought deal basis, one million Common Shares at a price of $14.30 per Common Share for gross proceeds of $14,300,000. In addition, the Company will grant the Underwriters an option to purchase from the Company up to an additional 100,000 Common Shares at the same price as is applicable to the Common Share Offering. The option is exercisable at any time for a period of 30 days after and including the closing date of the Common Share Offering.

The Company intends to use the net proceeds from the Common Share Offering to continue to advance the Company’s KSM and Iskut Projects and for general corporate purposes.

The Company also announced today that the Underwriters have agreed to purchase, on a bought deal private placement basis, one million Flow-Through Shares at a price of $20.00 per Flow-Through Share (a 27.7% premium to today’s closing price on the Toronto Stock Exchange (“TSX”)), for gross proceeds of $20,000,000. In addition, the Company will grant the Underwriters an option to purchase from the Company up to an additional 100,000 Flow-Through Shares at the same price as is applicable to the Flow-Through Share Offering. The option is exercisable up to one week prior to the closing date of the Flow-Through Share Offering.

The gross proceeds from the Flow-Through Share Offering will be used to fund the 2017 exploration program at the Company's KSM and Iskut projects in Northwestern British Columbia, Canada.

Seabridge Chairman and CEO Rudi Fronk noted that: “This year’s exploration program includes drilling some of the most exciting targets in our history. We also aim to continue to improve the prospective economics of our KSM Project. Increasing gold ownership per share remains an important objective for Seabridge. As in previous years, we are confident that this year’s programs should add more than sufficient resource ounces of gold to offset the share issuances announced today."

The Common Share Offering as well as the Flow-Through Share Offering are expected to close on or about April 27, 2017. Both the Common Share Offering and Flow-Through Share Offering are subject to customary closing conditions including, but not limited to, the listing of the Common Shares and Flow-Through Shares on the TSX and the New York Stock Exchange (“NYSE”) and the receipt of all necessary approvals, including the approval of the TSX and the NYSE.

The Flow-Through Share Offering is being made by way of private placement in Canada. The Flow-Through Shares will not be registered in the United States, although some of the Flow-Through Shares may be re-offered or re-sold into the United States to "accredited investors" pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 (the “U.S. Securities Act”). Any such Flow-Through Shares will be characterized as "restricted securities" under the U.S. Securities Act. The Flow-Through Shares will be subject to a four-month hold period.

The Common Shares will be offered in Canada pursuant to a short form prospectus, and will be offered in the United States under a registration statement on Form F-10 registering the Common Shares under the U.S. Securities Act, as amended pursuant to the Multi-Jurisdictional Disclosure System (the “MJDS”), and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

This press release is not an offer of the Common Shares for sale in the United States. The Common Shares may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Common Shares to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management as well as financial statements. The Company intends to register the Common Shares as described above. However, there shall not be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

This press release is not an offer of the Flow-Through Shares for sale in the United States. The Flow-Through Shares will not be publicly offered in the United States. The Flow-Through Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work, including potential impacts on projected economics or on gold ownership per share are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the Flow-Through Share Offering and the Common Share Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2016 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net